
Mail Stop 3233

July 31, 2017

<u>Via E-Mail</u>
Paul Lohrey
Chief Executive Officer
iShares Delaware Trust Sponsor LLC
400 Howard Street
San Francisco, CA 94105

> **Re: iShares S&P GSCI Commodity-Indexed Trust**
> **Registration Statement on Form S-3**
> **Filed July 25, 2017**
> **File No. 333-219437**

Dear Mr. Lohrey:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Andrew M. Faulkner, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP